Filed pursuant to Rule 433
Registration No. 333-222648
August 15, 2019

Assurant, Inc.

$350,000,000 3.700% SENIOR NOTES DUE 2030

Issuer:	Assurant, Inc.

Expected Ratings/Outlook*:	Baa3 (Stable) (Moody’s) / BBB (Stable) (S&P)

Securities:	3.700% Senior Notes due 2030 (the “Senior Notes”)

Format:	SEC Registered

Trade Date:	August 15, 2019

Settlement Date**:	August 22, 2019 (T+5)

Maturity Date:	February 22, 2030

Aggregate Principal Amount:	$350,000,000

Price to Public:	99.965% of the principal amount

Underwriting Discount:	0.650%

Net Proceeds (before expenses) to Issuer:	$347,602,500

Benchmark Treasury:	1.625% due August 15, 2029

Benchmark Treasury Yield:	1.524%

Spread to Benchmark Treasury:	+218 basis points

Yield to Maturity:	3.704%

Coupon:	3.700%

Interest Payment Dates:	Semi-annually on each February 22 and August 22 of each year, commencing on February 22, 2020

Optional Redemption:	At any time before November 22, 2029 (the date that is three months before the maturity date), at the greater of: (i) 100% of the principal amount of the Senior Notes being redeemed, plus accrued and unpaid interest; and (ii) the sum of the present values of the principal amount of such Senior Notes and the scheduled payments of interest thereon (not including any portion of such payments of interest accrued as of the date of redemption) from the date of redemption to November 22, 2029 (the date that is three months before the maturity date), in each case discounted to the date of redemption on a semi-annual basis at the rate of Treasury plus 35 basis points. At any time on or after November 22, 2029 (the date that is three months before the maturity date), at 100% of the principal amount of Senior Notes being redeemed.

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Day Count Convention:	30/360

Payment Business Days:	New York

CUSIP / ISIN Number:	04621X AM0 / US04621XAM02

Joint Book-Running Managers:	J.P. Morgan Securities LLC Wells Fargo Securities, LLC Goldman Sachs & Co. LLC

Co-Managers:

BMO Capital Markets Corp.

KeyBanc Capital Markets Inc.

Scotia Capital (USA) Inc.

U.S. Bancorp Investments, Inc.

Barclays Capital Inc.

HSBC Securities (USA) Inc.

Lloyds Securities Inc.

Morgan Stanley & Co. LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time.
**

It is expected that delivery of the Senior Notes will be made against payment therefor on or about August 22, 2019, which is the fifth business day following the date hereof (such settlement cycle being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Senior Notes on any date prior to the second business day before delivery will be required, by virtue of the fact that the Senior Notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the Senior Notes who wish to trade the Senior Notes prior to the second business day before delivery hereunder should consult their own advisors.

The issuer has filed a registration statement, including a prospectus, with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Book-Running Managers will arrange to send you the prospectus if you request it by contacting J.P. Morgan Securities LLC, 383 Madison Avenue, New York, NY 10179, Attention: Investment Grade Syndicate Desk, or by calling at (212) 834-4533; and Wells Fargo Securities, LLC, 608 2nd Avenue South, Suite 1000, Minneapolis, MN 55402, Attention: WFS Customer Service, or by emailing wfscustomerservice@wellsfargo.com or by calling at (800) 645-3751.